Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation/Organization	Percent Ownership

Moneytech Limited	Australia	100%
Moneytech Finance Pty Ltd.	Australia	100%
mPayments Pty Ltd.	Australia	100%
Moneytech POS Pty Ltd.	Australia	100%
Moneytech Services Pty Ltd.	Australia	100%
Moneytech USA, Inc.	Delaware	100%
WikiTechnologies, Inc.	Delaware	100%
360 Markets Pty Ltd.	Australia	37.5%